UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Versus Systems Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

92535P881
(CUSIP Number)

Cronus Equity Capital Group LLC
590 Madison Ave., 21st Floor
New York, NY 10022
Attn: Paul H. Feller
(302) 228-0670

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92535P881	13D	Page 2 of 8 pages
1	NAMES OF REPORTING PERSONS
Cronus Equity Capital Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,838,441 (1) (see Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,838,441 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,838,441

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (see Item 2)

(1)	All reported shares of Common Stock are held by Cronus Equity Capital Group LLC, which is a Delaware limited liability company.
(2)
The calculation of the percentage of the shares of Common Stock beneficially owned assumes 39,596,102 shares of Common Stock outstanding, as published by the Issuer on a press release via Globe Newswire on November 24, 2023 (the “Press Release”).

CUSIP No. 92535P881	13D	Page 3 of 8 pages
1	NAMES OF REPORTING PERSONS
Paul Feller

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,838,441 (1) (see Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,838,441 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,838,441

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN (see Item 2)

(1)	All reported shares of Common Stock are held by Cronus Equity Capital Group LLC, which is a Delaware limited liability company. Mr. Feller is the managing member of Cronus Equity Capital Group LLC.
(2)
The calculation of the percentage of the shares of Common Stock beneficially owned assumes 39,596,102 shares of Common Stock outstanding, as published by the Issuer on a press release via Globe Newswire on November 24, 2023 (the “Press Release”).

CUSIP No. 92535P881	13D	Page 4 of 8 pages
Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, no par value (the “Common Stock”), of Versus Systems Inc., a corporation formed under the laws of British Columbia (the “Issuer”), whose principal executive office is located at 1558 West Hastings Street, Vancouver BC V6G 3J4, Canada.

Item 2.	Identity and Background

(a)-(c) and (f)
This Schedule 13D is being jointly filed on behalf of each of Cronus Equity Capital Group LLC, a Delaware limited liability company (“CECG”) and Paul Feller, Managing Member of CECG (each, a “Reporting Person” and, collectively, the “Reporting Persons”). Mr. Feller is a United States citizen.

The business address of each of the Reporting Persons is 590 Madison Ave., 21st Floor, New York, NY 10022.

The principal business of CECG is to invest in equity and equity-related securities and other securities of any kind or nature. Mr. Feller’s principal occupation is serving as CEO of ICARO Media Group (“ICARO”), a company which provides software-as-a-service platforms and artificial intelligence-powered direct-to-consumer products to businesses in the media and telecommunications sector.

(d)
During the past five years, neither the Reporting Persons, nor to the best of each Reporting Person’s knowledge, any other person identified in response to this Item 2, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Other than as set forth in Schedule I, during the past five years, neither the Reporting Persons, nor, to the best of each Reporting Person’s knowledge, any other person identified in response to this Item 2, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

Funds for the purchase by the Reporting Persons of the shares of Common Stock of the Issuer reported herein were derived from cash on hand obtained by capital contributions from CECG's members.

Item 4.	Purpose of Transaction

CECG was formed for the initial purpose of investing in one or more entities that provide media technology and integration products and services to media companies.  CECG's sole investment to date is its investment in the Issuer.

In November 2023, CECG and the Issuer held discussions relating to preliminary, non-binding terms of an investment by CECG in the Issuer’s capital stock. As a result of these discussions, the Issuer intends to issue up to 24,727,361 shares of its Common Stock to CECG which would represent approximately 51.0% of the Issuer’s issued and outstanding shares of Common Stock upon the completion of such issuance and sale. On November 22, 2023, CECG and the Issuer entered into two subscription agreements (the “Subscription Agreements”) pursuant to which 15,838,441 shares of Common Stock (the “First Tranche”) were issued to CECG on November 22, 2023. Pursuant to the Subscription Agreements, CECG acquired the First Tranche at a price of $0.1618 per share, for a total price of $2,562,659.76. The Issuer and CECG expect to complete the sale and purchase of a further 8,888,920 shares of Common Stock (the “Second Tranche”) at the same price per share, subject to the successful negotiation and execution of definitive subscription agreements to govern such transaction.

CUSIP No. 92535P881	13D	Page 5 of 8 pages
The shares of Common Stock acquired by CECG on November 22, 2023, are held by the Reporting Persons for investment purposes and with an intent to exercise control over the Issuer.

As a result of CECG’s investment, the Reporting Persons have acquired the voting power in the capital stock of the Issuer to nominate, and have nominated, three members to be elected to the board of the Issuer at the Issuer’s annual general meeting to be held in December 2023. Each such nominee is an employee of ICARO.

 In addition, the Issuer and ICARO (of which Mr. Feller is the CEO) have held discussions from time-to-time regarding potential strategic transactions between the two companies, including commercial arrangements, joint investments and a possible combination of the two companies (each, a “Potential Transaction”).  Each of the Issuer and ICARO intend to continue such conversations, including in the near term.   However, the Issuer and ICARO have not entered into any definitive agreement with respect to, or agreed on the terms and conditions of, any Potential Transaction, and the terms and conditions of any such Potential Transaction would be subject to negotiation to the extent the parties determine to proceed therewith.  There can be no assurance that the parties will reach agreement with respect to the terms and conditions of, or enter into a definitive agreement providing for, any Potential Transaction.  Any Potential Transaction would be subject to the approval of the Issuer’s Board and, if the Potential Transaction is a business combination, approval of the Issuer’s stockholders.

If the Issuer completes the sale of the Second Tranche to CECG, the Reporting Persons would acquire beneficial ownership of sufficient shares of capital stock of the Issuer to elect a majority of the members of the board of the Issuer and to approve any Potential Transaction that requires the approval of a majority of the stockholders of the Issuer.

The Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer the Reporting Persons’ investment, making other proposals to the Issuer concerning a potential sale of the Issuer, changes to the capitalization, ownership structure, board structure or operations of the Issuer, purchasing additional shares, selling some or all of its shares, or changing its intention with respect to any and all matters referred to in Item 4.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein relating to a Potential Transaction or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate.

Item 5.	Interest in Securities of the Issuer

The information set forth or incorporated by reference in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a)
The Reporting Persons beneficially own in the aggregate 15,838,441 shares of Common Stock, which represents approximately 40.0% of the Company’s outstanding shares of Common Stock. The percentage ownership of shares of Common Stock set forth in this Statement is based on 39,596,102 shares of Common Stock issued and outstanding, as published by the Issuer on a press release via Globe Newswire on November 24, 2023.

CUSIP No. 92535P881	13D	Page 6 of 8 pages
(b)
The Reporting Persons have the shared power to vote or to direct the voting of 15,838,441 of such shares described in Item 5(a) above. The Reporting Persons have the shared power to dispose or direct the disposition of all such shares described in Item 5(a) above.

(c)	Except as described in this Schedule 13D, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Stock.

(d)	In addition to Mr. Feller, other members of CECG have the right to receive dividends from, or the proceeds from, the sale of the Common Stock.

(e)	Not applicable.

Mr. Feller disclaims beneficial ownership of the securities referred to in this Schedule 13D, and the filing of this Schedule 13D shall not be construed as an admission that Mr. Feller is, for the purpose of Section 13D or 13G of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Items 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
Exhibit 99.2	Subscription Agreement entered into between Cronus Equity Capital Group LLC and Versus Systems Inc. on November 22, 2023.
Exhibit 99.3	Subscription Agreement entered into between Cronus Equity Capital Group LLC and Versus Systems Inc. on November 22, 2023.

(The remainder of this page was intentionally left blank)

CUSIP No. 92535P881	13D	Page 7 of 8 pages
SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 7, 2023	CRONUS EQUITY CAPITAL GROUP LLC

	By:	/s/ Paul Feller
	Name:	Paul Feller
	Title:	Managing Member

By:	/s/ Paul Feller
Name:	Paul Feller

CUSIP No. 92535P881	13D	Page 8 of 8 pages
SCHEDULE I

Schedule of Litigation

In September 2023, Mr. Feller had a judgment entered against him in the matter of Feller, et al. v. Petty et al. in the United States District Court for the Central District of California based in part on a finding that he violated California Corporations Code sections 25401 and/or 25404 in connection with a securities transaction in which Mr. Feller was neither a seller or buyer. The applicable statutes require that a person be in privity with the purchaser or seller of the securities in order to be found to violate the statute and, as noted, Mr. Feller was not in privity with either.  In light of the statutes requirements and the lack of privity between Mr. Feller and the participants in the transaction, Mr. Feller has filed a motion seeking to amend/alter the amended judgment to find in his favor on the claim and rule he did not violate the California statutes. Mr. Feller anticipates that his motion will be granted or the judgment will be reversed on appeal due to the lack of privity.